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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and Republic Airways Firm Up Order for 100 E175s

São Paulo, Brazil, December 20, 2018 – Embraer and Republic Airways, the world’s largest E-Jet operator, have signed a contract for a firm order of 100 E175 jets. This agreement was announced as a Letter of Intent (LoI) at the Farnborough Airshow, in July. The firm order has a value of USD 4.69 billion, based on current list prices, and will be included in Embraer’s 2018 fourth-quarter backlog. Deliveries will start in 2020.

The contract also includes purchase rights for an additional 100 E175s, with conversion rights to the E175-E2, bringing the total potential order up to 200 E-Jets. With all purchase rights being exercised, the deal has a list price of USD 9.38 billion.

“What a great way to finish this very hectic year for us at Embraer,” said John Slattery, President & CEO, Embraer Commercial Aviation. “As we promised in Farnborough, we are now closing a very important contract with Republic for these additional E175’s, continuously growing our long-standing partnership.”

“This order represents another significant advance in our long-standing partnership with Embraer, and it positions Republic to compete for the more than 300 regional aircraft we anticipate being up for bid during the next five years as existing flying agreements expire with our global codeshare partners”, said Bryan Bedford, Republic’s President and CEO.

Republic Airways and Embraer established their partnership in 1999 when one of its former subsidiaries, Chautauqua Airlines, took delivery of its first ERJ 145 in the livery of US Airways Express. Today, Republic Airline operates a fleet of nearly 190 Embraer 170/175 aircraft and provides fixed-fee flights operated under its major airline partner brands of American Eagle, Delta Connection and United Express.

Including this new contract, Embraer has sold more than 535 E175s to airlines in North America since January 2013, earning more than 80% of all orders in this 76-seat jet segment.

Embraer is the world’s leading manufacturer of commercial jets with up to 150 seats. The Company has 100 customers from all over the world operating the ERJ and E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged almost 1,800 orders and 1,500 deliveries, redefining the traditional concept of regional aircraft.

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer